                                                   REGISTRATION NO. 333-
     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE   , 1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ---------------

                       HARMAN INTERNATIONAL INDUSTRIES,
                                 INCORPORATED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                                     11-2534306
             DELAWARE                             (I.R.S. EMPLOYER
  (STATE OR OTHER JURISDICTION OF                IDENTIFICATION NO.)
  INCORPORATION OR ORGANIZATION)


                                                  BERNARD A. GIROD
  1101 PENNSYLVANIA AVENUE, N.W.,                     PRESIDENT
            SUITE 1010                    HARMAN INTERNATIONAL INDUSTRIES,
      WASHINGTON, D.C. 20004                        INCORPORATED
          (202) 393-1101                1101 PENNSYLVANIA AVENUE, N.W., SUITE
 (ADDRESS AND TELEPHONE NUMBER OF                       1010
           REGISTRANT'S                        WASHINGTON, D.C. 20004
   PRINCIPAL EXECUTIVE OFFICES)                    (202) 393-1101
                                       (NAME, ADDRESS AND TELEPHONE NUMBER OF
                                                 AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:
    William F. Henze, II, Esq.                  Gary L. Sellers, Esq.
    Jones, Day, Reavis & Pogue               Simpson Thacher & Bartlett
       599 Lexington Avenue                     425 Lexington Avenue
     New York, New York 10022                 New York, New York 10017

                               ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               PROPOSED
 TITLE OF EACH CLASS OF                    MAXIMUM OFFERING  PROPOSED MAXIMUM
AMOUNT OF
    SECURITIES TO BE       AMOUNT TO BE        PRICE PER         AGGREGATE      REGISTRATION
       REGISTERED           REGISTERED        UNIT(1)(2)     OFFERING PRICE(2)      FEE
--------------------------------------------------------------------------------------------
Senior Notes............   $150,000,000          100%          $150,000,000       $45,455
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) If any Senior Notes are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price equal to the amount to be registered.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, exclusive of accrued interest, if any, on the Senior Notes.

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE
WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A
+
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH
THE   +
+SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR
MAY  +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
+
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR
+
+THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE      +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE
+
+UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS
OF  +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++

                   Subject to Completion, dated June   , 1997

Prospectus

                                     [LOGO OF HARMAN INTERNATIONAL APPEARS HERE]

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

$150,000,000
  % SENIOR NOTES DUE 2007


Harman International Industries, Incorporated ("Harman" or the "Company") is
offering $150,000,000 aggregate principal amount of     % Senior Notes due 2007
(the "Senior Notes"). Interest on the Senior Notes is payable on        and
      of each year, commencing   , 1998. The Senior Notes will mature on July
  , 2007. The Senior Notes may not be redeemed prior to maturity and are not subject to any sinking fund.

The Senior Notes will be represented by one or more permanent global Senior Notes registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Beneficial interests in the permanent global Senior Notes will be shown on records maintained by participants, and transfers thereof will be effected only through the Depositary or any participant. See "Description of Notes--Book-Entry System." Except as described herein, Senior Notes in definitive form will not be issued. Settlement for the Senior Notes will be made in immediately available funds. The Senior Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary trading activity in the Senior Notes will therefore settle in immediately available funds.

The Senior Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing or future indebtedness of the Company that is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future indebtedness of the Company.

                    ---------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
CONTRARY IS
A CRIMINAL OFFENSE.

                    ---------------------------------------

--------------------------------------------------------------------------------


                 PRICE TO                     UNDERWRITING                  PROCEEDS TO
                 PUBLIC(/1/)                  DISCOUNT(/2/)                 COMPANY(/1/)(/3/)
---------------------------------------------------------------------------------------------
 PER
 SENIOR
 NOTE               %                             %                             %
 TOTAL          $                             $                             $

(1) Plus accrued interest, if any, from       , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $350,000.

                    ---------------------------------------

The Senior Notes are being offered by Chase Securities Inc., NationsBanc Capital Markets, Inc., Lehman Brothers Inc., Montgomery Securities, and Societe Generale Securities Corporation (collectively, the "Underwriters"), subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in book-entry form through the facilities of the Depositary on or about
          , 1997.

CHASE SECURITIES INC.
         NATIONSBANC CAPITAL MARKETS, INC.
                  LEHMAN BROTHERS
                           MONTGOMERY SECURITIES
                                                                SOCIETE GENERALE
                                       SECURITIES CORPORATION

The date of this Prospectus is June   , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SENIOR NOTES, INCLUDING OVERALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING
TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain Regional Offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock, $0.01 par value per share, is listed on the New York Stock Exchange and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The Company is an electronic filer and the Commission maintains a website (located at http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, referred to herein as the "Registration Statement") under the Securities Act with respect to the Senior Notes. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Senior Notes offered hereby, reference is made hereby to the Registration Statement. The Registration Statement and the exhibits thereto may be inspected at the public reference facilities of the Commission at the addresses set forth above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed with the Commission by the Company are incorporated by reference in this Prospectus:

  1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996;

  2. The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, December 31, 1996 and March 31, 1997; and

  3. The Company's Current Reports on Form 8-K filed March 14, 1997 and April 3, 1997.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is also incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated herein by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Harman International Industries, Incorporated, 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington, D.C. 20004, (telephone number (202) 393-
1101) Attention: Bernard A. Girod, President and Chief Operating Officer.

                                  THE COMPANY

  The Company is a worldwide leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and original equipment manufacturer ("OEM") markets. For almost 50 years, the Company and its predecessors have been leaders and innovators in creating loudspeakers and electronic audio products that deliver superior sound. The Company's JBL, Mark Levinson, Infinity and Harman Kardon brand names are well-known worldwide for premium quality and performance. Since its formation in 1980, the Company has developed, internally and through a series of strategic acquisitions, a broad range of product offerings sold under renowned brand names in each of its three major markets. Concurrently, the Company has developed its engineering, manufacturing and distribution capabilities worldwide to achieve the benefits of vertical integration of design, manufacturing and marketing.

  The Company's total revenues for the fiscal year ended June 30, 1996 were $1.4 billion. For the nine months ended March 31, 1997, the Company's total revenues were $1.1 billion, with the Consumer Group, the Professional Group and the OEM Group accounting for approximately 35%, 32% and 33% of revenues, respectively.

  The key elements of the Company's strategy are to provide superior sound quality in all of its products, to capitalize on the strength of its brand names, to leverage the Company's engineering and manufacturing expertise across all of its businesses and to integrate design, engineering, manufacturing and marketing.

  The Company was incorporated in Delaware in 1980. The Company's principal executive offices are located at 1101 Pennsylvania Avenue, N.W., Suite 1010, Washington, D.C. 20004. The Company's telephone number is (202) 393-1101.

                          FORWARD-LOOKING STATEMENTS

  Except for historical information contained in this Prospectus and in the documents incorporated in this Prospectus by reference, the matters discussed herein and therein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, currency exchange rates, competitive products and other risks detailed herein and in the Company's other filings with the Commission.

                                  THE OFFERING

Issuer......................  Harman International Industries, Incorporated.

Securities Offered..........  $150,000,000 aggregate principal amount of  %
                              Senior Notes due 2007.

Maturity Date...............  July   , 2007.

Interest Payment Dates......         and        of each year, commencing      ,
                              1998.

Redemption..................  The Senior Notes will not be redeemable prior to maturity.

Ranking.....................  The Senior Notes will be general unsecured obligations of the Company and will rank senior in right of payment to all existing or future indebtedness of the Company that is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future indebtedness of the Company.

Same-Day Settlement.........  Initial settlement for the Senior Notes will be made in immediately available funds. While held in global form, the Senior Notes will settle in DTC's Same-Day Funds Settlement System, and settlement for any secondary market trades and all payments of principal and interest will be made in immediately available funds.

Book-Entry System and Form
and Denomination of Senior
Notes.......................  The Senior Notes will be issued in denominations of $1,000 or any integral multiple thereof.
                              Payment of principal of, and interest on, Senior Notes represented by one or more permanent global Senior Notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee as the registered owner and holder of such permanent global Senior Note or Senior Notes. Senior Notes will not be issued in definitive form except under certain limited circumstances described herein. See "Description of Senior Notes--Book-Entry System."

Certain Covenants...........  The indenture under which the Senior Notes will be issued (the "Indenture") limits: (i) the creation and existence of liens and (ii) sale and leaseback transactions.

Use of Proceeds.............  The net proceeds from the sale of the Senior
                              Notes offered hereby will be used to repay existing indebtedness of the Company and for working capital and general corporate purposes. See "Use of Proceeds."

Governing Law...............  The Indenture and the Senior Notes will be governed by, and will be interpreted and construed in accordance with, the laws of the State of New York.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table presents summary consolidated financial and operating data of the Company for each of the five fiscal years ended June 30, 1996 and for the nine month periods ended March 31, 1997 and 1996, which have been derived from, and are qualified by reference to, the Company's consolidated financial statements and those records incorporated by reference herein into this Prospectus. In the opinion of management, the unaudited information reflects all adjustments necessary for a fair presentation of the results for such periods. The results of operations for such periods are not necessarily indicative of results that may be expected for any future period or the full fiscal year.

                                                                                NINE MONTHS ENDED
                                    FISCAL YEAR ENDED JUNE 30,                      MARCH 31,
                         ----------------------------------------------------  --------------------
(DOLLARS IN THOUSANDS)      1996        1995       1994      1993      1992       1997       1996
                         ----------  ----------  --------  --------  --------  ----------  --------
                                                                                   (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $1,361,595  $1,170,224  $862,147  $664,913  $604,454  $1,097,462  $988,482
Gross profit............    408,125     364,081   269,162   190,563   164,622     315,930   300,831
Selling, general and
 administrative.........    302,747     276,632   202,830   149,308   137,075     242,939   226,414
Operating income........    105,378      87,449    66,332    41,255    27,547      72,991    74,417
Interest expense........     27,510      25,284    22,110    23,566    21,075      18,971    21,682
Income before taxes,
 minority interest and
 extraordinary item.....     75,024      61,157    42,686    18,570     5,893      53,513    51,612
Net income..............     52,042      41,161    25,664    11,246     3,487      37,449    35,253
OTHER FINANCIAL DATA:
EBITDA(1)............... $  156,312  $  131,899  $ 98,591  $ 64,334  $ 49,688  $  113,026  $113,125
Depreciation and
 amortization...........     50,934      44,450    32,259    23,079    22,141      40,035    38,708
Capital expenditures....     80,554      54,654    40,720    25,563    21,003      50,594    53,175
Net cash provided by
 (used in) operating
 activities.............    (20,390)     37,537   (16,319)   22,694    (6,412)     18,388   (14,558)
Net cash used in
 investing activities...     73,845      63,865    38,587    29,895    26,054      34,214    59,708
Net cash provided by
 financing activities...     83,286      27,856    62,451     6,561    31,529      20,474    72,890
FINANCIAL RATIOS:
Ratio of EBITDA to
 interest expense.......       5.68x       5.22x     4.46x     2.73x     2.36x       5.96x     5.22x
Ratio of earnings to
 fixed charges(2).......       3.05x       2.84x     2.54x     1.67x     1.24x       2.75x     2.97x
Debt/EBITDA.............       1.84x       2.32x     2.29x     3.32x     4.07x          *         *
                                             JUNE 30,                               MARCH 31,
                         ----------------------------------------------------  --------------------
(DOLLARS IN THOUSANDS)      1996        1995       1994      1993      1992           1997
                         ----------  ----------  --------  --------  --------  --------------------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Working capital......... $  377,311  $  257,564  $215,878  $147,492  $102,374      $  437,463
Total assets............    996,209     886,872   680,691   431,726   415,909       1,022,177
Short-term debt.........     32,790      40,214    69,254    37,762    69,697          34,572
Long-term debt..........    254,611     266,021   156,577   175,583   132,675         294,530
Shareholders' equity....    436,477     289,490   232,021   111,149   111,241         452,087

--------
 * Not meaningful
(1) "EBITDA" consists of operating income plus depreciation and amortization. EBITDA is not intended to represent cash flow, or to be used as an alternative to net income or any other measure of performance in accordance with generally accepted accounting principles. Reference is made to the Statement of Cash Flows contained in the Consolidated Financial Statements of the Company incorporated by reference in this Prospectus for a complete presentation of cash flows from operating, investing and financing activities prepared in accordance with generally accepted accounting principles.
(2) Earnings used in computing the ratio of earnings to fixed charges consist of income before taxes plus fixed charges charged to income. Fixed charges consist of interest on indebtedness, amortization of debt issue costs and that portion of rental expenses representative of interest (deemed to be one third of rental expenses).

                                USE OF PROCEEDS

  The net proceeds from the offering contemplated hereby are estimated to be
approximately $   million and initially will be used by the Company to repay a portion of the borrowings outstanding under the $275 million multi-currency, multi-option credit agreement of the Company and certain of its subsidiaries (the "Revolving Credit Facility") (of which $158.5 million and $3.1 million are outstanding under the credit facility and related letters of credit, respectively, as of April 30, 1997, with interest rates thereon ranging from 0.86% in Japan to 6.44% in the United Kingdom). The Company plans to thereafter use availability under the Revolving Credit Facility (i) to repay at maturity the $17.5 million principal amount of its 10.40% Series B Senior Notes due September 1997, (ii) to redeem in August 1997 the $63.75 million remaining principal amount outstanding of its 12.00% Senior Subordinated Notes due 2002 at a redemption price equal to 106% of the principal amount outstanding, or approximately $67.6 million, and (iii) for working capital and general corporate purposes. The Company evaluates strategic acquisitions from time to time to further enhance the Company's competitive position.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company (unaudited) as of March 31, 1997 and as adjusted to give effect to the issuance of the Senior Notes offered hereby, the redemption of the 12.00% Senior Subordinated Notes due 2002 and the repayment at maturity of the 10.40% Series B Senior Notes due 1997. See "Use of Proceeds."

                                                           MARCH 31, 1997(1)
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Short-term debt:
  Notes payable.......................................... $ 11,208   $ 11,208
  10.40% Series B Senior Notes due 1997..................   17,500          0
  Other current portion of long-term debt................    5,864      5,864
                                                          --------   --------
    Total short-term debt................................ $ 34,572   $ 17,072
                                                          ========   ========
Long-term debt:
  Borrowings under the Revolving Credit Facility......... $170,398   $104,134
  Other senior long-term debt............................   15,382     15,382
  Senior Notes, offered hereby...........................        0    150,000
  11.20% Senior Subordinated Notes due 1998..............   45,000     45,000
  12.00% Senior Subordinated Notes due 2002..............   63,750          0
                                                          --------   --------
    Total long-term debt.................................  294,530    314,516
                                                          --------   --------
Shareholders' equity:
  Preferred Stock, $0.01 par value; 5,000,000 shares
   authorized; none issued and outstanding...............       --         --
  Common Stock, par value $0.01 per share; 50,000,000
   shares authorized; 18,454,068 shares issued and
   outstanding...........................................      185        185
  Additional paid-in capital.............................  283,908    283,908
  Equity adjustment from foreign currency translation....  (13,872)   (13,872)
  Retained earnings......................................  181,866    179,380
                                                          --------   --------
    Total net shareholders' equity.......................  452,087    449,601
                                                          --------   --------
      Total capitalization............................... $746,617   $764,117
                                                          ========   ========

--------
 (1) Underwriters' discounts and other expenses in connection with the issuance and distribution of the Senior Notes are not included herein.

                                   BUSINESS

OVERVIEW

  The Company is a worldwide leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and original equipment manufacturer ("OEM") markets. For almost 50 years, the Company and its predecessors have been leaders and innovators in creating loudspeakers and electronic audio products that deliver superior sound. The Company's JBL, Mark Levinson, Infinity and Harman Kardon brand names are well known worldwide for premium quality and performance. Since its formation in 1980, the Company has developed, internally and through a series of strategic acquisitions, a broad range of product offerings sold under renowned brand names in each of its three major markets. Concurrently, the Company has developed its engineering, manufacturing and distribution capabilities worldwide to achieve the benefits of vertical integration of design, manufacturing and marketing.

  The Company's total revenues for the fiscal year ended June 30, 1996 were $1.4 billion. For the nine months ended March 31, 1997, the Company's total revenues were $1.1 billion, with the Consumer Group, the Professional Group and the OEM Group accounting for approximately 35%, 32% and 33% of revenues, respectively.

  The key elements of the Company's strategy are to provide superior sound quality in all of its products, to capitalize on the strength of its brand names, to leverage the Company's engineering and manufacturing expertise across all of its businesses and to integrate design, engineering, manufacturing and marketing.

  The Company's operations are organized into three primary groups: the Consumer Group, the Professional Group and the OEM Group.

CONSUMER GROUP

  The Company's Consumer Group designs, manufactures and markets loudspeakers under the JBL and Infinity brand names for home and automotive audio systems. The Company also designs, manufactures and markets a broad range of consumer electronics products under the Harman Kardon, Mark Levinson, Citation, AudioAccess and Proceed brand names. The Company has the preeminent portfolio of brand names and range of product offerings in the consumer audio market. The JBL, Infinity and Harman Kardon brands are recognized throughout the world for superior sound quality and good value. High-end amplifiers and other electronic components bearing the Mark Levinson, Citation and Proceed brand names are acclaimed for their superior build quality and state-of-the-art sound reproduction.

  The Company has leveraged its strong brand names in growing consumer audio markets such as the home theater/multi-channel arena and the mini-systems market. Sales of Harman Kardon audio/video receivers, JBL and Infinity surround sound loudspeaker systems and multi-channel amplifiers and digital signal processing components from Citation and Proceed have benefited from the vigorous home theater market. Integrated mini-systems, including the JBL ESC 550 Simply Cinema System and the Harman Kardon Festival line, will capitalize on the Company's strong brand names in this significant segment of the consumer audio market.

  The Company believes the new Digital Versatile Disc (DVD) technology will provide additional growth opportunities for its consumer brands. Harman Kardon, Proceed and Mark Levinson plan to introduce DVD players later this year. Additionally, the Company expects DVD to stimulate loudspeaker sales due to increased customer traffic in audio dealers' stores and the improvement in audio performance from DVD over current analog audio/video and digital audio components. Sales expectations are dependent, to a substantial extent, on discretionary spending by consumers, which may be affected by economic conditions.

  The Consumer Group's distribution strategy includes sale of its products through large, multi-location retailers, such as Circuit City in the United States (accounting for 5.4% of the Company's consolidated net sales for the first nine months of fiscal 1997) and MediaMarkt in Germany (the Consumer Group's two largest customers), and through high-fidelity audio specialists. The Company operates marketing and distribution subsidiaries in its major European and Asian markets to enhance responsiveness and service for international customers.

PROFESSIONAL GROUP

  The Company's Professional Group is a leading manufacturer and marketer of professional audio equipment, including loudspeakers, amplifiers, mixing consoles, signal processing equipment, microphones and effects devices. Such products are marketed on a worldwide basis under brand names including JBL, Soundcraft, Allen & Heath, DOD, Digitech, Lexicon, AKG, dbx, BSS, Turbosound, Orban, Spirit and Studer. The Professional Group is uniquely equipped to provide turnkey systems solutions for professional audio applications that offer the customer improved performance, ease of installation and reduced cost. The principal market segments served by the Professional Group are sound reinforcement, broadcast and recording and music instrument support.

  JBL is the leader in the vibrant cinema market, holding a dominant share of Dolby and THX theater sound systems and serving customers such as Cineplex Odeon and United Artists Theaters. Stadiums, concert halls, houses of worship and major concert tours rely on sound reinforcement products from the Professional Group, such as JBL and Turbosound loudspeakers, JBL and BSS amplifiers, AKG microphones, Lexicon, DOD and dbx signal processing equipment, and Soundcraft and Allen & Heath mixing consoles, to produce top quality sound.

  Customers in the recording and broadcast segment include radio and television stations and recording studios. These customers, including AMS Westfunk Radio, Abbey Road Studios and The Hit Factory, are primarily served by Studer and Orban, with additional offerings from JBL, Lexicon, Soundcraft and AKG.

  JBL, DOD and Spirit serve the music instrument support segment of the professional audio market. JBL manufactures and markets loudspeakers, monitors and amplifiers. DOD manufactures and markets guitar amplifiers, sound effects processors and portable mixing consoles. Spirit markets portable mixing consoles. Music instrument support products are sold through music retail stores such as Guitar Center and Sam Ash.

OEM GROUP

  Automotive Audio Systems. Harman is one of the world's largest manufacturers of premium branded automotive OEM audio systems. The Company believes excellent growth opportunities are still available in the automotive OEM market through higher penetration levels within existing models, increases in the number of models offering the Company's audio systems and the addition of new automotive OEM customers.

  The Company's largest automotive OEM customer, Chrysler, offers Infinity branded audio systems in the majority of its car, truck and sport-utility vehicle platforms. Through the first nine months of fiscal 1997, sales to Chrysler represented 9.6 percent of total Company sales. Becker supplies head units to Mercedes Benz (the Company's second largest customer), BMW and Porsche. Harman Kardon branded systems are offered in cars produced by BMW, Saab, Jaguar and Range Rover. Other customers include Mitsubishi, Rover, Toyota and Ford. The loss of, or a material decrease or delay in purchasing the Company's products by, any of the Company's significant customers could have an adverse effect on the results of operations of the Company. In addition, sales of the Company's audio products to the automotive OEM market are dependent on the sales of the automobile industry and automobile purchasers' willingness to pay for the option of a premium branded automotive audio system.

  In 1995, the Company withdrew Ford's exclusive use of the JBL brand name for automotive audio and made the brand name available to other automakers. Although the Company expects that the number of Ford vehicles offering JBL systems will continue to decline, the Company believes that this reduction will ultimately be offset by additional volume from other automakers. For example, the Company recently reached an agreement with Toyota to provide JBL branded audio systems in the majority of its broad range of vehicles beginning in fiscal 1999, including vehicles produced by Toyota for sale in Asia. In fiscal year 1998, the OEM Group will add the BMW 5-Series (Becker radio), the Toyota Aristo (JBL audio system), the Peugeot 406 (JBL audio system), the Hyundai Grandeur (JBL audio system), the Chrysler Durango (Infinity audio system), and the BMW Z3 (Harman Kardon audio system) to its list of offerings. The OEM Group offers integrated audio systems that provide a platform for further expansion into associated automotive electronic products such as communication, security and navigation.

  Audio for Computers. The Company manufactures branded audio systems and loudspeakers for manufacturers of personal computers, including a line of "JBL Pro" branded audio systems for Compaq Computer Corporation's Presario line of personal computers and a higher-powered Harman Kardon branded sound system for Gateway's new Destination "TV Computer." These audio systems provide high-quality sound and thus enhance the appeal and capability of the personal computer as an entertainment device.

STRATEGY

  The Company utilizes its technical expertise and reputation for creating superior sound to increase market share in existing markets and to enter new markets in which Harman's audio engineering capabilities and strong brand names generate a competitive advantage. The key elements of the Company's strategy are:

  Provide Superior Sound. Harman strives to provide its customers with products that deliver high-quality, high-fidelity sound. The Company's subsidiaries have been leaders and innovators in loudspeaker and electronic production and technology for almost 50 years. Management believes the Company's research, development and engineering capabilities are among the most advanced in the audio industry.

  Capitalize on Brand Equity. The Company believes that its brand names are well recognized worldwide for premium quality and performance. Harman believes that this strong brand name recognition has enabled it to expand its product offerings and market share in the consumer, professional and OEM audio markets, and will continue to facilitate such growth in the future.

  Leverage Engineering and Manufacturing Expertise. The Company leverages its engineering and manufacturing expertise across all segments of its businesses and utilizes its expertise for entry into new markets, such as the OEM audio for computers market and the market for intellectual property such as audio software. Additionally, new segments within the consumer and professional markets, such as home theater in the consumer market and the conversion to digital technology in the professional market, offer opportunities for growth. The Company will continue to pursue new opportunities.

  Integrate Design, Engineering, Manufacturing and Marketing. Harman has invested significant resources in developing sophisticated manufacturing processes and facilities in the United States and Europe. Management believes that its ability to manufacture innovative, high-quality products is attributable to the Company's integrated facilities, coupled with its policy of emphasizing workers' education, training and participation in the decision-making process. The Company seeks to integrate the disciplines of design, engineering, manufacturing and marketing. As distinguished from the traditional separation of these functions, management believes that communication and cooperation among all functional areas significantly reduces development time, generates products that can be more efficiently and competitively produced, and improves the Company's ability to respond to customer needs.

  Market on an International Basis. The Company's subsidiaries have been actively marketing products worldwide for almost 50 years. Harman strives to produce products that are responsive to the requirements of different international markets for functionality, appearance and performance. As a result, the Company believes that its major brands are well recognized for high-quality in most major markets worldwide. Approximately 60 percent of the Company's sales are outside the United States.

OPPORTUNITIES

  Within its Consumer, Professional and OEM Groups, the Company foresees growth opportunities including the following:

  Existing and Emerging Market Segments. The Company continues to leverage its brand names and technical expertise to broaden its product offerings in existing market segments and enter new segments, including surround sound, home theater and audio systems for personal computers. The Company continually seeks to improve its market position in its important loudspeaker business by introducing new products that offer greater efficiency and reduced size. Further, the Company's advanced technology in loudspeakers and electronics permits it to develop integrated systems that offer substantial improvements in performance, such as loudspeakers with built-in amplifiers. The Company also intends to pursue opportunities in emerging product categories such as electronic components that offer simplified digital control, reduced size and high-quality sound.

  Comprehensive, Integrated Professional Product Offerings. Management believes that the ability to offer professional customers complete turnkey systems across its principal market segments, including broadcast and recording, sound reinforcement and musical instrument support, will allow the Company to continue increasing sales in these segments. The Company believes that advances in motion picture audio and recording technology will continue to drive demand for loudspeakers and electronics in movie theaters and recording studios. Management also expects that emerging markets in Eastern Europe and Asia will increase demand for its professional audio products and recording and broadcast equipment to satisfy infrastructure needs.

  Fully-Integrated Automotive Audio Systems. The Company believes significant growth opportunities exist within the automotive audio market to increase sales by increasing product penetration in OEM models currently supplied, expanding the number of automobile models offering its systems, adding new OEM customers and increasing content. The Company now has the capability to provide fully-integrated automotive audio systems that incorporate a head unit, amplifiers, loudspeakers and associated electronics. These integrated systems make possible a potential increase in the unit price of the Company's audio systems, and they also provide a platform for the Company's expansion into additional automotive electronic products such as communications and security and navigation, thereby providing the opportunity for further increases in system content.

  New Technology. Through the extensive development of digital signal processing capabilities by its electronic engineering organization, the Company is generating a substantial body of intellectual property, including proprietary software, titled VMAx(TM), which produces virtual surround audio from only two speakers. The Company has signed licensing agreements with Microsoft for the inclusion of VMAx(TM) in Windows and with Medianix Semiconductor for inclusion of VMAx(TM) on its multimedia chip. Further, the Company sold its Smart TV software to Intel in fiscal 1997. The Company's 6-axis(TM) surround sound system employed in the Harman Kardon Citation Processor is of interest to a number of advanced technology users. These and other technological developments form a body of intellectual property around which the Company believes it can develop new revenue sources.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Except for historical information contained in this Prospectus and in the documents incorporated in this Prospectus by reference, the matters discussed herein and therein contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including without limitation, the effect of economic conditions, product demand, currency exchange rates, competitive products and other risks detailed herein and in the Company's other filings with the Commission.

RESULTS OF OPERATIONS

 Comparison of the Three-Month and Nine-Month Periods Ended March 31, 1997 and 1996.

  Net sales for the quarter ended March 31, 1997 totaled $358.1 million, a 6 percent increase over the comparable period in the prior year. Exclusive of currency effects, sales rose 10 percent for the quarter ended March 31, 1997, over the comparable period in the prior year. For the first nine months of fiscal 1997, sales increased 11 percent to $1.1 billion. Exclusive of currency effects, sales rose 14 percent in the nine month period ended March 31, 1997, over the comparable period in the prior year.

  The Consumer Group reported sales increases for the quarter ended March 31, 1997 and for the first nine months of fiscal 1997 compared to the same periods in the prior year, excluding currency effects. JBL sales were particularly strong in the face of soft market conditions in the United States.

  The Professional Group reported sales for the quarter ended March 31, 1997 matching the same period in the prior year and higher sales for the first nine months of fiscal 1997. Strong gains at JBL Professional, Lexicon and the Harman Music Group were offset by lower sales at Studer due to delays in shipment of automated broadcast equipment to customers in emerging nations, and lower sales at AKG to a large OEM customer.

  The OEM Group reported higher sales for the quarter ended March 31, 1997 and the first nine months of fiscal 1997. Shipments of high-fidelity systems to the automakers increased over the prior year, reflecting the addition of new models and growing penetration rates. The addition of the Toyota Camry to the OEM Group's customer base and higher audio system shipments for Dodge's pickup truck line contributed to the growth. Sales for the quarter and the first nine months included shipments to Compaq for its new Presario line.

  The gross profit margin for the quarter ended March 31, 1997 was 28.9 percent ($103.5 million) compared to 30.5 percent ($103.4 million) for the same period in the prior year. The gross profit margin for the first nine months of fiscal 1997 was 28.8 percent ($315.9 million) compared to 30.4 percent ($300.8 million) in the previous year. The decrease in the gross profit margin rate for the quarter and the first nine months resulted from the Studer and AKG third quarter sales shortfalls, the effect of the strong dollar on the Company's European and Asian distribution companies' profit margins, and lower than anticipated sales volume and higher factory start-up costs for the Audio for Computers unit.

  Operating income as a percentage of sales was 5.8 percent ($20.7 million) for the quarter ended March 31, 1997, compared to 8.2 percent ($27.7 million) for the same period in the prior year. Selling, general and administrative expenses were 23.1 percent of sales for the third quarter of fiscal 1997 compared to 22.3 percent for the same period in the prior year. The operating income percentage decreased in the third quarter of fiscal 1997 due to lower gross profit margins and higher selling, general and administrative expenses as a percentage of sales. The increase in the selling, general and administrative cost percentage for the third quarter of fiscal 1997 reflected a $2.5 million (18 percent) increase in research and development expenditures over the prior year and lower than anticipated sales volume. Major product development efforts included new Harman Kardon products featuring Dolby Digital (AC-3), home mini-systems and the OEM Group's development of automotive audio/navigation systems.

  For the first nine months of fiscal 1997, operating income as a percentage of sales was 6.7 percent ($73.0 million) compared to 7.5 percent ($74.4 million) in the prior year. Selling, general and administrative expenses were
22.1 percent of sales for the first nine months of fiscal 1997, down from 22.9 percent for the same period in the prior year. The lower operating income percentage for the first nine months of fiscal 1997 was due to lower gross profit margins, partially offset by lower selling, general and administrative expenses as a percentage of sales resulting from overhead reductions at Becker.

  Interest expense for the quarter ended March 31, 1997 of $6.1 million was down from $7.2 million in the same period in the prior year. For the nine months ended March 31, 1997, interest expense was $19.0 million, down from $21.7 million in the prior year. Average borrowings outstanding were $327.9 million for the third quarter of fiscal 1997 and $320.5 million for the first nine months of fiscal 1997, down from $379.7 million and $354.6 million, respectively, for the same periods in the prior year. Lower average borrowings resulted from the May 1996 secondary stock offering, partially offset by increased working capital requirements and the January 1997 retirement of 220,000 shares of Common Stock of the Company.

  The average interest rate on borrowings was 7.4 percent for the quarter ended March 31, 1997 and 7.9 percent for the nine months ended March 31, 1997. The average interest rates for the comparable periods in the prior year were
7.6 percent and 8.2 percent, respectively. The decrease in average interest rates resulted from lower interest rates in Europe and a decrease in the percentage of borrowings under the Revolving Credit Facility drawn in the United States, which generally carry higher interest rates than borrowings in European currencies and Japanese yen. Also, the interest rate on the Revolving Credit Facility was reduced in fiscal 1997 from LIBOR plus 0.30 percent to LIBOR plus 0.25 percent due to the Company's achievement of certain financial performance criteria. Interest expense as a percentage of sales was 1.7 percent for the third quarter and the first nine months of fiscal 1997, down from 2.1 percent and 2.2 percent for the same periods in the previous year, respectively.

  Income before income taxes and minority interest for the quarter ended March 31, 1997 was $14.6 million, compared to $20.3 million for the same period in the prior year. For the nine months ended March 31, 1997, income before income taxes and minority interest was $53.5 million, compared with $51.6 million in the prior year.

  The effective tax rate for the third quarter of fiscal 1997 was 29.1 percent compared with 31.5 percent in the same period in the prior year. The effective tax rate for the first nine months of fiscal 1997 was 29.9 percent compared with 31.6 percent in the prior year. The lower effective tax rate is due to the restructuring of certain foreign subsidiaries to realize the benefit of current and prior year tax losses and the utilization of tax loss carryforwards at certain foreign subsidiaries. The Company calculates its effective tax rate based upon its current estimate of annual results.

  Net income for the quarter ended March 31, 1997 was $10.3 million, or $0.56 per share, compared with $13.9 million, or $0.86 per share, for the same period in the prior year. Net income for the first nine months of fiscal 1997 was $37.4 million, or $2.02 per share, compared with $35.3 million, or $2.17 per share, in the prior year. Earnings per share is based on an additional 2.2 million (14 percent) shares outstanding compared to the prior year due to the May 1996 stock offering.

  The Company has assets located outside the United States and a substantial portion of the Company's sales and earnings are attributable to operations conducted abroad and to export sales.

In the nine months ended March 31, 1997, approximately 60 percent of the Company's gross revenues consisted of sales made outside the United States. The Company's international operations subject the Company to certain risks, including exposure to currency exchange rate fluctuations. The Company also relies on foreign suppliers and sells products it manufactures domestically to foreign markets. The Company's international operations are subject to other risks, including adverse political and economic developments in the countries in which it conducts business, dividend restrictions, tariffs and potential adverse tax consequences, including payment of taxes in jurisdictions that have higher tax rates than the United States. There can be no assurance that one or more of these factors of doing business in an international market will not have a material effect on the Company's financial position or results of operations in the future.

FINANCIAL CONDITION

  Net working capital at March 31, 1997 was $437.5 million, compared with $377.3 million at June 30, 1996. Working capital increased primarily due to higher inventories ($308.1 million at June 30, 1996 and $330.2 million at March 31, 1997) and lower accounts payable and accrued liabilities ($241.9 million at June 30, 1996 and $213.3 million at March 31, 1997). Inventories have increased primarily to support sales to new OEM customers (Compaq and Toyota) and to support generally higher sales volumes. Lower accounts payable and accrued liabilities reflect the timing of payments to vendors and the timing of payments for interest and taxes.

  Borrowings under the Revolving Credit Facility on March 31, 1997 were $175.5 million, comprised of swing-line borrowings of $5.1 million, which are included in notes payable, and competitive advance borrowings and revolving credit borrowings of $170.4 million. Borrowings under the Revolving Credit Facility at June 30, 1996 were $120.9 million, comprised of swing-line borrowings of $12.9 million and competitive advance borrowings and revolving credit borrowings of $108.0 million. Increased borrowings reflect the financing of higher working capital requirements, the retirement in January 1997 of 220,000 shares of Common Stock and capital expenditures. The Company is entering into an amendment to the Revolving Credit Facility with the lending banks (including affiliates of the Underwriters) to extend the maturity to September 2002, release subsidiary guarantees and delete and/or limit certain negative covenant restrictions.

  The Company's borrowings at March 31, 1997 include $63.75 million of subordinated debt callable on August 1, 1997 and $17.5 million of senior debt due on September 30, 1997. The Company intends to repay these obligations using the net proceeds from this offering.

RECENT DEVELOPMENTS

  The Company announced in an April 3, 1997 press release that in the second half of calendar 1998 it will begin supplying JBL branded audio systems to Toyota. Toyota will offer the JBL systems in the dominant portion of its United States models and in some vehicles produced for sale in Asia. The Company currently supplies non-branded audio systems for the Toyota Avalon and Camry.

  The strike at Chrysler's Mound Road Engine Plant, which began on April 10, 1997 and was settled on May 9, 1997, resulted in reduced demand for the Company's Infinity automotive music systems during the fourth quarter of fiscal 1997. The Company estimates a reduction in fourth quarter earnings, due to the impact of lower shipments to Chrysler, of approximately $0.15 per share, after taxes.

                                  MANAGEMENT

  The following table sets forth the names, ages and positions of the Directors and Executive Officers of the Company as of June 6, 1997.

              NAME               AGE                  POSITION
              ----               ---                  --------
Sidney Harman...................  78 Chairman of the Board of Directors and
                                      Chief Executive Officer
Bernard A. Girod................  55 President, Chief Operating Officer,
                                      Secretary and Director
Shirley Mount Hufstedler........  71 Director
Ann McLaughlin..................  55 Director
Edward H. Meyer.................  70 Director
Thomas Jacoby...................  42 President--Harman Consumer Group
Philip Hart.....................  52 President--Harman Professional Group
Gregory P. Stapleton............  50 President--Harman OEM Group
Frank Meredith..................  40 Vice President, Chief Financial Officer and
                                      Assistant Secretary
Jerome H. Feingold..............  55 Vice President--Quality
Sandra B. Robinson..............  37 Vice President--Financial Operations
Floyd E. Toole..................  58 Vice President--Engineering
William S. Palin................  54 Vice President--Controller

  The principal occupation of each Director and Executive Officer for at least the last five years is set forth below.

  Sidney Harman, Ph.D., the Company's founder, has been Chairman of the Board and Chief Executive Officer since the Company's formation in 1980. Dr. Harman served as Under Secretary of Commerce of the United States from 1977 through 1978.

  Bernard A. Girod has been President of the Company since March 1994, Chief Operating Officer of the Company since March 1993, Secretary of the Company since November 1992 and a Director of the Company since 1993. From September 1986 to August 1995, Mr. Girod served as Chief Financial Officer of the Company. From September 1979 to September 1986, Mr. Girod was the Vice President and General Manager of Permacel, a subsidiary of Avery International and Vice President of Planning and Business Development for Avery International. From 1977 to 1979, Mr. Girod was the Chief Financial Officer of the predecessor of the Company.

  Shirley Mount Hufstedler has been a Director of the Company since September 1986. Ms. Hufstedler is and has been for the past fifteen years in private law practice. She served as Secretary of Education of the United States from 1979 to 1981 and as a judge on the United States Court of Appeals for the Ninth Circuit from 1968 to 1979. Ms. Hufstedler is a Director of U S WEST, Inc. and Director Emeritus of Hewlett-Packard Company. She is currently with the firm of Morrison & Foerster in Los Angeles, California and, from 1981 to March 1995, was with the firm of Hufstedler & Kaus.

  Ann McLaughlin has been a Director of the Company since November 1995. She served as Secretary of Labor of the United States under President Reagan from 1987 until 1989. Ms. McLaughlin is a director of AMR, General Motors Corporation, Kellogg Company and Nordstrom, Inc. She is a member of the Board of Overseers of the Wharton School of the University of Pennsylvania and a member of the Board of the Nixon Center for Peace and Freedom.

  Edward H. Meyer, who was elected a Director of the Company in July 1990, has been the Chairman of the Board, Chief Executive Officer and President of Grey Advertising, Inc., New York,

New York, an advertising firm, since 1972. Mr. Meyer serves as a Director for May Department Stores Company, Bowne & Co., Inc., Ethan Allen Interiors, Inc., and as a Director/trustee of 35 mutual funds advised by Merrill Lynch Asset Management, Inc.

  Thomas Jacoby has been President of the Harman Consumer Group since February 1993. Prior to that time, Mr. Jacoby served as President of JBL Consumer since August 1990. From July 1988 to August 1990, Mr. Jacoby served as Executive Vice President of Harman Kardon.

  Philip J. Hart has been President of the Harman Professional Group since November 1993. Prior to that time, Mr. Hart served as President of Soundcraft since its 1988 acquisition by Harman.

  Gregory P. Stapleton has been President of the Harman OEM Group since October 1987. Prior to his association with the Company, he was Senior Vice President of General Electric Venture Capital Corporation from January 1986 to September 1987, and was General Manager, Industrial Products Section, Factory Automation Products Division of General Electric Corporation from October 1982 through December 1985.

  Frank Meredith has been the Chief Financial Officer of the Company since February 1997. Mr. Meredith has served as the Vice President, General Counsel and Assistant Secretary of the Company since July 1992. Prior to that time, Mr. Meredith held other positions within the Company since May 1985.

  Jerome H. Feingold has been the Vice President-Quality of the Company since January 1992. Prior to that time, Mr. Feingold served as President of Harman Speaker Manufacturing since July 1985. Prior to 1985, Mr. Feingold held various management positions within the manufacturing division of the Company.

  Sandra B. Robinson has been Vice President-Financial Operations since November 1992. Prior to that time, Ms. Robinson was Director of Corporate Accounting and has been employed by the Company since December 1984.

  Floyd E. Toole, Ph.D., joined the Company as Vice President-Acoustic Research in November 1991. Prior to joining the Company, Dr. Toole spent 25 years, most recently as Senior Research Officer, with the National Research Council of Canada's Acoustics and Signal Processing Group. At the National Research Council, Dr. Toole worked to develop psychoacoustic-optimized adaptive digital techniques for improving loudspeaker performance.

  William S. Palin has been Vice President-Controller of the Company since March 1994. Prior to joining the Company, Mr. Palin was a partner of MacHardy Palin & Co. from July 1978 to March 1994. From July 1978 to January 1982, Mr. Palin served as an officer of two of the Company's international subsidiaries.

                          DESCRIPTION OF SENIOR NOTES

  The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all provisions of the Indenture, including the definitions of certain terms contained in the Indenture. Copies of the Indenture have been or will be filed as exhibits to the Registration Statement with the Commission. Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indenture.

GENERAL

  The Senior Notes will be issued under an indenture to be dated as of      ,
1997 (the "Indenture"), between the Company and PNC Bank, National Association, as trustee (the "Trustee").

  The Senior Notes will be issued in denominations of $1,000 or any integral multiple thereof. As discussed below, payment of principal of, and interest on, Senior Notes represented by one or more permanent global Senior Notes registered in the name of or held by the Depositary or its nominee will be made in immediately available funds to the Depositary or its nominee as the registered owner and holder of such permanent global Senior Note or Senior Notes ("Global Notes").

  The Senior Notes will be general unsecured obligations of the Company limited to $150,000,000 aggregate principal amount and will rank senior in right of payment to all existing or future indebtedness of the Company which is by its terms expressly subordinated in right of payment to the Senior Notes and will rank pari passu with all other existing or future indebtedness of the Company. See "--Priority."

  The Senior Notes will be exchangeable, and transfers thereof will be registerable, at the office or agency of the Company designated for that purpose in Washington, D.C., or any other office or agency of the Company designated for that purpose, provided that, at the option of the Company, payment of any interest may be made by check mailed to the address of the person entitled thereto as it appears in the Senior Note register.

  The Company will from time to time execute and deliver Senior Notes to the Trustee for authentication and delivery, and the Trustee will authenticate and deliver such Senior Notes upon written order of the Company. No service charge will be made for any transfer or exchange of the Senior Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

TERMS OF THE NOTES

  Interest on the Senior Notes will be payable semi-annually on        and
       of each year, commencing      , 1998, to holders of record on the
preceding        and       , respectively, at the per annum rate set forth on
the cover page of this Prospectus, with respect to interest accrued (based on a 360-day year of twelve 30-day months) from the preceding interest payment date (or from the date of issuance in the case of the first interest payment) to the current interest payment date.

  The Senior Notes are not redeemable prior to maturity and no sinking fund will be established with respect to the Senior Notes.

PRIORITY

  The Senior Notes offered hereby will rank equally with the Company's other general unsecured and unsubordinated indebtedness, including indebtedness from time to time outstanding to banks and other unaffiliated lenders. The Senior Notes will be effectively subordinated to any and all existing and future secured indebtedness of the Company (to the extent of the value of the related collateral). In addition, because the Company is a holding company whose operations are conducted through its operating subsidiaries, the Senior Notes will be structurally subordinated to any and all existing and future indebtedness (whether or not secured) of any subsidiary of the Company. As of March 31, 1997, after giving pro forma effect to the sale of the Senior Notes offered hereby and the use of proceeds described under "Use of Proceeds," the Company and its subsidiaries would have had approximately $286.6 million of total unsubordinated indebtedness, approximately $18.9 million of which was secured indebtedness and $139.6 million of which was indebtedness of the subsidiaries of the Company (including letters of credit, but excluding subsidiary guarantees of Company indebtedness). See "Capitalization." The Indenture does not prohibit the Company or its subsidiaries from issuing additional debt securities or incurring bank or other loans that may rank pari passu in right of payment to the Senior Notes offered hereby, nor does it prohibit subsidiaries of the Company from issuing additional debt Securities or incurring bank or other loans that may be structurally Senior in right of payment to the Senior Notes offered hereby.

CERTAIN COVENANTS
  Liens. The Indenture provides that so long as any Senior Notes are outstanding, the Company will not, and will not permit any Principal Subsidiary to, create, incur, assume or suffer to exist any Lien upon any property or assets of the Company or any Principal Subsidiary to secure any Indebtedness, without making effective provision whereby outstanding Senior Notes shall (so long as such other Indebtedness shall be so secured) be equally and ratably secured.

  Under the terms of the Indenture, the foregoing limitation does not apply to
(a) Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Company or its Principal Subsidiaries, as the case may be, in conformity with generally accepted accounting principles (or, in the case of foreign subsidiaries, generally accepted accounting principles in effect from time to time in their respective jurisdictions of incorporation), (b) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business that are not overdue for a period of more than 60 days or that are being contested in good faith by appropriate proceedings, (c) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Company or such Principal Subsidiary, (f) Liens in existence on the closing date, provided that no such Lien is spread to cover any additional property after the closing date and that the amount of Indebtedness secured thereby is not increased, (g) Liens arising in connection with trade letters of credit issued for the account of the Company or a Principal Subsidiary securing the reimbursement obligations in respect of such letters of credit, provided, that such Liens encumber only the property being acquired through payments made under such letters of credit or the documents of title and shipping and insurance documents relating to such property, (h) Liens on intellectual property acquired by the Company or a Principal Subsidiary (such as software) securing the obligation of the Company or such Principal Subsidiary to make royalty or similar payments to the seller of such intellectual property, provided, that such Liens encumber only the intellectual property to which such payments relate, (i) any Lien upon any property or assets created at the time of the acquisition of such property or assets by the Company or any Principal Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets, (j) any Lien upon any property or assets existing thereon at the time of the acquisition thereof by the Company or any Principal Subsidiary (whether or not the obligations secured thereby are assumed by the Company or any Principal Subsidiary), (k) any Lien in favor of the Company or any Principal Subsidiary, (l) any Lien created or assumed by the Company or any Principal Subsidiary in connection with the issuance of debt securities the interest on which is excludable from gross income of the holder of such security pursuant to the Internal Revenue Code of

1986, as amended (the "Code"), for the purpose of financing, in whole or in part, the acquisition or construction of property or assets to be used by the Company or any Principal Subsidiary, (m) any Lien securing any Indebtedness in an amount which, together with (1) all other Indebtedness secured by a Lien that is not otherwise permitted by the foregoing provisions, and (2) any Sale and Leaseback Transaction permitted only under clause (e) below, that does not at the time of the incurrence of the Indebtedness so secured exceed 10% of the Company's Consolidated Net Tangible Assets, and (n) any extension, renewal or refunding of any Lien permitted by the foregoing clauses (f) through (m), inclusive, on substantially the same property or assets theretofore subject thereto.

  Sale and Leaseback Transactions. The Indenture provides that so long as any Senior Notes are outstanding, the Company will not, and will not permit any Principal Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any property or assets of the Company or any Principal Subsidiary, unless (a) such Sale and Leaseback Transaction involves a lease for a term of not more than three years, (b) such Sale and Leaseback Transaction is between the Company and its Principal Subsidiaries or between Principal Subsidiaries,
(c) the Company or a Principal Subsidiary would be entitled to incur Indebtedness secured by a Lien on such property or assets involved in such Sale and Leaseback Transaction without equally and ratably securing the Senior Notes pursuant to the covenant concerning future Liens described above, (d) the cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value thereof or to the debt attributable thereto and the Company applies the amount equal to the greater of the net proceeds of such sale or the Indebtedness with respect to such Sale and Leaseback Transaction within 180 days of such sale to either (or a combination) of (1) the retirement (other than the mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of long-term debt of the Company (other than long-term debt that is subordinated to the Senior Notes) or (2) the purchase, construction or development of other comparable property, or (e) any Sale and Leaseback Transaction in an amount which, together with
(1) all other Sale and Leaseback Transactions under this clause (e), and (2) all other Indebtedness secured by a Lien that is not otherwise permitted by the provisions at clauses (a) through (l) above, does not at the time of such transaction exceed 10% of the Company's Consolidated Net Tangible Assets.

  For purposes of the Indenture:

  "Consolidated Net Tangible Assets" means total assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities and (b) all goodwill, trade names, trademarks, patents, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally applicable accounting principles.

  "Indebtedness" of any Person at any date means all indebtedness or obligations of such Person, as reflected on the balance sheet of such Person prepared in accordance with generally accepted accounting principles, other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices.

  "Lien" means any mortgage, pledge, hypothecation, encumbrance, lien or other security interest.

  "Principal Subsidiary" means (a) each Subsidiary of the Company existing on the closing date and (b) any Subsidiary created or acquired after the closing date which meets either of the following conditions: (1) the Company and its other subsidiaries' investments in and advances to the Subsidiary exceeds 10% of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year (for a proposed business combination to be accounted for as a pooling of interests, this condition is also met when the number of common shares exchanged by the Company exceeds 10% of its total common shares outstanding at the date the combination is initiated) or (2) the Company and its other subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds

10% of the total assets of the Company and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

  "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Principal Subsidiary of real or personal property that is to be sold or transferred by the Company or such Principal Subsidiary to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or rental obligations of the Company or such Principal Subsidiary.

  "Subsidiary" means, with respect to any Person, (a) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (b) any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

LIMITATION ON MERGERS AND CONSOLIDATIONS
  The Indenture provides that the Company will not consolidate or merge with or into any Person, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the Indenture or the Senior Notes, to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition or arrangement shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and the Successor assumes by supplemental indenture in a form reasonably satisfactory to the Trustee all of the obligations of the Company under the Indenture and under the Senior Notes; and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

EVENTS OF DEFAULT AND NOTICE THEREOF
  The Indenture defines an Event of Default as being any one of the following events: (a) failure to pay interest on the Senior Notes when due, which failure continues for 30 days, (b) failure to pay principal of the Senior Notes when due, (c) failure to observe or perform any other covenant of the Company set forth in the Indenture for the Senior Notes, which failure continues for 60 days after notice as provided in the Indenture, (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company,
(e) any default or event of default under any Indebtedness of the Company or any of its Subsidiaries (other than any indebtedness of the Company or any Subsidiary to the seller of a business or asset incurred in connection with the purchase thereof) which default or event of default results in at least $20 million of aggregate principal amount of such Indebtedness being declared due and payable prior to maturity, and (f) failure by the Company or any of its Subsidiaries to pay at maturity at least $20 million aggregate principal amount of such Indebtedness at any one time, which failure continues for 15 days after notice from the Trustee or the holders of 25% of the Senior Notes.

  Within 60 days after the occurrence of a Default known to the Trustee, the Trustee is required to transmit notice thereof to the holders of the Senior Notes. Except in the case of a default in the payment of the principal of or interest on the Senior Notes, the Trustee may withhold such notice if and so long as the Trustee, in good faith, determines that the withholding of such notice is in the interests of the holders of the Senior Notes. If an Event of Default shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Senior Notes outstanding may declare the principal immediately due and payable. However, if prior to the entry of any judgment or decree for the accelerated amount, the Company shall pay or deposit with the Trustee all principal and interest arrearage, the holders of not less than a majority in aggregate principal amount of the Senior Notes shall have the right to waive all defaults and the consequences of having all principal payments due. Such waiver will not, however, be operative as against nor impair any rights arising as a result of any subsequent Event of Default. The Trustee will not be charged with knowledge of any Event of Default other than the Company's failure to make principal and interest payments unless actual written notice thereof is received by the Trustee.

  The Indenture contains provisions regarding limitations on the right to institute legal proceedings. No holder of Senior Notes shall have the right to institute an action or proceeding for rights arising under the Indenture unless (a) such holder has given written notice of default to the Trustee, (b) the holders of not less than 25% of the aggregate principal amount of Senior Notes outstanding shall have made a written request to the Trustee to institute an action and offered the Trustee such indemnification satisfactory to it, (c) the Trustee shall have not commenced such action within 60 days of receipt of such notice and indemnification offer, and (d) no direction inconsistent with such request has been given to the Trustee by the holders of not less than a majority of the aggregate principal amount of the Senior Notes then outstanding. Notwithstanding the foregoing, subject to applicable law, nothing shall prevent the holders of Senior Notes from enforcing payment of the principal of or interest on their Senior Notes.

  The holders of a majority in aggregate principal amount of the Senior Notes outstanding at the time may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided, however, that the Trustee shall have the right to decline to follow such direction if, being advised by counsel, the Trustee determines that the action so directed may not lawfully be taken, or if the Trustee in good faith determines that the action so directed would be unduly prejudicial to the holders of the Senior Notes not taking part in such action, or that such action would involve the Trustee in personal liability.

  The Indenture provides that, in case an Event of Default shall occur (which shall not have been cured or waived), the Trustee will be required to use the degree of care a prudent person would use in the conduct of their own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Senior Notes unless they shall have offered the Trustee security or indemnity satisfactory to it.

  The Company will be required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all its obligations under the Indenture.

BOOK-ENTRY SYSTEM

  Upon issuance, the Senior Notes will be represented by one or more Global Notes. Each Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Except under the limited circumstances described below, Global Notes will not be exchangeable for definitive certificated Senior Notes.

  Ownership of beneficial interests in Global Notes will be limited to institutions that have accounts with the Depositary or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such Global Notes will be evidenced only by, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee for such Global Notes. Ownership of beneficial interests in such Global Notes by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The Depositary has no knowledge of the actual beneficial owners of the Senior Notes. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants though which the beneficial owners entered the transaction. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such Global Notes.

  The Company has been advised by the Depositary that upon the issuance of Global Notes and the deposit of such Global Notes with the Depositary, the Depositary will immediately credit, on its book-entry registration and transfer system, the respective principal amounts represented by such Global Notes to the accounts of participants.

  Payment of principal of, and interest on, Senior Notes represented by Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes representing such Senior Notes. The Company has been advised by the Depositary that upon receipt of any payment of principal of, or interest on, a Global Note, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown in the records of the Depositary. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the sole responsibility of such participants subject to any statutory or regulatory requirements as may be in effect from time to time.

  None of the Company, the Trustee or any other agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records of the Depositary, any nominee or any participant relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any of the records of the Depositary, any nominee or any participant relating to such beneficial interests.

  A Global Note is exchangeable for definitive Senior Notes registered in the name of, and a transfer of a Global Note may be registered to, any person other than the Depositary or its nominee, only if:

    (a) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Note or if at any time the Depositary ceases to be registered or in good standing under the Exchange Act;

    (b) The Company in its sole discretion determines that such Global Note shall be exchangeable for definitive Senior Notes in registered form; or

    (c) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time or both, would constitute and Event of Default under the Senior Notes.

  Any Global Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Senior Notes in registered form, of like tenor and of an equal aggregate principal amount as the Global Note, in denominations of $1,000 and integral multiples thereof. Such definitive Senior Notes will be registered in the name or names of such persons as the Depositary shall instruct the Trustee. It is expected that such instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in such Global Note. Any principal and interest will be payable, the transfer of the definitive Senior Notes will be registerable and the definitive Senior Notes will be exchangeable at the office or agency of the Company in the Borough of Manhattan, the City of New York (which will initially be the Trustee), except that, at the option of the Company, interest may be paid by mailing a check to the address of the person entitled thereto as it appears in the Senior Note register.

  Except as provided above, owners of beneficial interests in such Global Notes will not be entitled to receive physical delivery of Senior Notes in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no Global Note shall be exchangeable except for another Global Note of like denomination and tenor to be registered in the name of the Depositary or its nominee. Accordingly, each person owning a beneficial interest in such Global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Global Note or the Indenture.

  The Company understands that, under existing industry practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such Global Notes desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Senior Notes will be made in immediately available funds. So long as the Senior Notes are represented by one or more permanent Global Notes, all payments of principal and interest will be made by the Company in immediately available funds.

  So long as the Senior Notes are represented by one or more Global Notes registered in the name of the Depositary or its nominee, the Senior Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Senior Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Senior Notes.

DEFEASANCE

  The Company at any time may terminate all its obligations under the Senior Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Company at any time may also terminate its obligations under the covenants described under "--Certain Covenants" (other than "--Limitations on Mergers and Consolidations"), the operation of the cross acceleration provision, the bankruptcy provisions (but only with respect to a Subsidiary) and the other Indebtedness default provision described under "--Events of Default and Notice Thereof" above ("covenant defeasance").

  The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default specified in clauses (c) through
(f) under "--Events of Default and Notice Thereof" above.

  In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or non-callable U.S. Government Obligations sufficient to pay all remaining principal and interest on the Senior Notes, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel (as specified in the Indenture) to the effect that holders of such Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance (and in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law). Purchasers of such Senior Notes should consult their own advisors with respect to the tax consequences to them of defeasance, including the applicability and effect of tax laws other than the Federal income tax law.

MODIFICATION OF THE INDENTURE

  With the consent of the holders of not less than a majority in the aggregate principal amount of the outstanding Senior Notes, the Indenture, the rights and obligations of the Company and the rights of the holders of Senior Notes may be modified by the Company and the Trustee. However, without the consent of each holder of an outstanding Senior Note affected thereby, no modification may, among other things, (i) modify the terms of payment of principal or interest on the Senior Notes, or (ii) reduce the percentage of outstanding Senior Notes required for modification. The Company and the Trustee may also enter into supplemental indentures, without obtaining the consent of the holders of the Senior Notes, to cure any ambiguity or to correct or supplement any provisions of the Indenture or any supplemental indenture which may be defective or inconsistent with any other provision, to pledge any property to or with the Trustee or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action shall not adversely affect the interests of the holders of the Senior Notes. Such supplemental indentures may also be entered into without the consent of holders of the Senior Notes to evidence the succession of another person to the Company or to add to the covenants of the Company.

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

  The Indenture provides that, in addition to such other certificates or opinions as may be specifically required by other provisions of the Indenture, every application by the Company for action by the Trustee thereunder shall be accompanied by a certificate of certain officers of the Company and an opinion of counsel for the Company stating that, in the opinion of the signers, all conditions precedent to such action have been complied with.

REPORT TO HOLDERS OF SENIOR NOTES

  The Trustee is required to submit an annual report to the holders of the Senior Notes regarding, among other things, the Trustee's eligibility to serve as such, the priority of the Trustee's claims regarding certain advances made by it, and any action taken by the Trustee materially affecting the Senior Notes.

THE TRUSTEE

  PNC Bank, National Association, whose Corporate Trust Office is currently located at 1600 Market Street, Philadelphia, Pennsylvania, will be the Trustee under the Indenture.

  The Company and its affiliates maintain other banking relationships in the ordinary course of business with the Trustee and its affiliates.

  The Trustee may resign or be removed by the Company and a successor trustee may be appointed. The holders of a majority in aggregate principal amount of the Senior Notes then outstanding may remove the Trustee.

  The Indenture contains certain limitations on the rights of the Trustee thereunder, in the event that it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement
(the "Underwriting Agreement") dated           , 1997 among the Company and
the several Underwriters named below, the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company, the following respective principal amounts of the Senior Notes:

                                                                    PRINCIPAL
                                                                    AMOUNT OF
                              UNDERWRITER                          SENIOR NOTES
                              -----------                          ------------
      Chase Securities Inc........................................ $
      NationsBanc Capital Markets, Inc............................
      Lehman Brothers Inc.........................................
      Montgomery Securities.......................................
      Societe Generale Securities Corporation.....................
                                                                   ------------
        Total..................................................... $150,000,000
                                                                   ============

  In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Notes are purchased.

  The Company has been advised by the Underwriters that the Underwriters propose to offer the Senior Notes to the public initially at the respective public offering price set forth on the cover page of this Prospectus, and to
certain dealers initially at such price less a discount not in excess of   %
of the principal amount of the Senior Notes. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess
of   % of the principal amount on sales to certain other dealers. After the public offering, the public offering price and such concessions may be changed.

  Chase Securities Inc. is an affiliate of The Chase Manhattan Bank which is the agent for and a lender to the Company under the Company's Revolving Credit Facility. NationsBanc Capital Markets, Inc. is an affiliate of NationsBank, N.A. which also is a lender to the Company under the Company's Revolving Credit Facility. Societe Generale Securities Corporation is an affiliate of Societe Generale which also is a lender to the Company under the Company's Revolving Credit Facility. In addition, The Chase Manhattan Bank, NationsBank, N.A., Societe Generale and their respective affiliates participate on a regular basis in various general financing and banking transactions for the Company and its affiliates.

  The Company expects to use a portion of the net proceeds from the sale of the Senior Notes to repay outstanding borrowings under the Revolving Credit Facility. See "Use of Proceeds." The Chase Manhattan Bank, NationsBank, N.A. and Societe Generale will receive their proportionate share of such repayment. Because more than 10% of the net proceeds of the offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") which are participating in the distribution of the Senior Notes, the offering is being conducted pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the NASD.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters might be required to make in respect thereof.

  In connection with the offering and sale of the Senior Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions permit bids to purchase the Senior Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Senior Notes. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Senior Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

  The Senior Notes are a new series of securities with no established trading market and will not be listed on any securities exchange. The Underwriters have advised the Company that they intend to make a market in the Senior Notes, but are under no obligations to do so and such market making may be terminated at any time. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Senior Notes.

                                    EXPERTS

  The consolidated financial statements and schedules of Harman International Industries, Incorporated and subsidiaries as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Senior Notes offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

NO DEALER, SALESPERSON, OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR
INCORPORATED BY
REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER
TO
SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED
HEREBY
IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER
IN
SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR
THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH
DATE.


-------------------------------------------------------------------------------
TABLE OF CONTENTS

Available Information.......................................................   2
Incorporation of Certain Information
 by Reference...............................................................   2
The Company.................................................................   3
Forward-Looking Statements..................................................   3
The Offering................................................................   4
Summary Consolidated Financial
 and Operating Data.........................................................   5
Use of Proceeds.............................................................   6
Capitalization..............................................................   7
Business....................................................................   8
Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations......................................................  12
Management..................................................................  15
Description of Senior Notes.................................................  17
Underwriting................................................................  26
Experts.....................................................................  27
Legal Matters...............................................................  27

PROSPECTUS

HARMAN INTERNATIONAL
INDUSTRIES, INCORPORATED
$150,000,000
  % SENIOR NOTES DUE 2007

[LOGO OF HARMAN INTERNATIONAL]

CHASE SECURITIES INC.

NATIONSBANC CAPITAL
MARKETS, INC.

LEHMAN BROTHERS

MONTGOMERY SECURITIES

SOCIETE GENERALE
SECURITIES CORPORATION


Dated June   , 1997

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  Estimated expenses in connection with the issuance and distribution of the securities to be registered are as follows:

                                    ITEM                                AMOUNT
                                    ----                               --------
      SEC Registration Fee............................................ $ 45,455
      Rating Agency Fees..............................................   97,500
      Trustee's Fees and Expenses.....................................    5,000
      Blue Sky Fees...................................................    3,750
      Legal Fees and Expenses.........................................  150,000
      Accounting Fees and Expenses....................................   20,000
      Printing and Engraving Expenses.................................   25,000
      Miscellaneous Expenses..........................................    3,295
                                                                       --------
        Total......................................................... $350,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Set forth below is a description of certain provisions of the Restated Certificate of Incorporation of the Company, as amended (the "Certificate"), the Bylaws of the Company (the "Bylaws") and the General Corporation Law of the State of Delaware (the "DGCL"), as such provisions relate to the indemnification of directors, officers, employees and agents of the Company. This description is intended only as a summary and is qualified in its entirety by reference to the Certificate, the Bylaws and the DGCL.

ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES

  Article Tenth of the Certificate provides that to the fullest extent provided by law a director will not be personally liable for monetary damages to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

  While Article Tenth of the Certificate provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of Article Tenth as described above apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and does not apply to officers of the Company who are not directors.

INDEMNIFICATION AND INSURANCE

  Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, as a derivative action), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of actions by or in the right of the corporation, except that indemnification only extends to expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action, and no indemnification shall be made where the person seeking indemnification has been found liable to the corporation, unless and only to the extent that a court determines is fair and reasonable in view of all circumstances.

  Article Tenth of the Certificate and Article VIII of the Bylaws provide to directors, officers, employees and agents of the Company indemnification to the fullest extent provided by Delaware law, thereby affording such persons the protections available to directors, officers, employees and agents of Delaware corporations as summarized above. The Company maintains directors' and officers' liability insurance which insures against liabilities that directors or officers of the Company may incur in such capacities.

ITEM 16. EXHIBITS

   1.1* Underwriting Agreement dated            , 1997 among Registrant and the
         Underwriters
   4.1  Restated Certificate of Incorporation of the Company (filed as Exhibit
         4.1 to Registrant's Form S-3 Registration Statement No. 33-50683, and
         incorporated herein by reference)
   4.2  By-Laws of the Company (filed as Exhibit 4(b) to Registrant's Form S-8
         Registration Statement No. 33-60236, and incorporated herein by reference)
   4.3* Form of Indenture between Registrant and the Trustee relating to the
         Senior Notes
   5.1* Opinion of Jones, Day, Reavis & Pogue
  23.1  Consent of KPMG Peat Marwick LLP
  23.2* Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5.1)
  24.1  Power of Attorney (set forth at page II-4 of this Registration
         Statement)
  25.1  Form T-1 Statement of Eligibility under Trust Indenture Act of PNC
         Bank, National Association

--------
* To be filed by amendment

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that, (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection
(a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on this 6th day of June 1997.

                                          HARMAN INTERNATIONAL INDUSTRIES,
                                           INCORPORATED


                                          By: /s/ Bernard A. Girod
                                             ----------------------------------
                                            Bernard A. Girod
                                            President, Chief Operating Officer
                                            and Secretary

  KNOW ALL MEN BY THESE PRESENTS, that each of the directors and officers of the Company whose signatures are set forth below hereby (1) constitutes and appoints Dr. Sidney Harman and Mr. Bernard A. Girod, jointly and severally, as his or her agent and attorney-in-fact with full power of substitution and resubstitution to (a) sign and file on his or her behalf and in his or her name, place and stead in any and all capacities any and all (i) amendments, including post-effective amendments, to this Registration Statement and any and all exhibits thereto, (ii) any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, and
(iii) other documents to be filed with the Securities and Exchange Commission with respect to the securities covered by this Registration Statement and (b) do and perform any and all other lawful acts and deeds whatsoever that may be necessary or required in the premises and (2) ratifies and approves any and all lawful actions that may be taken pursuant hereto by either or both of the above-named agents and attorneys-in-fact or their substitutes.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----

  /s/ Sidney Harman                  Chairman of the Board and        June 6, 1997
------------------------------------ Chief Executive Officer
     Sidney Harman                   (Principal Executive
                                     Officer)
  /s/ Bernard A. Girod               Director, President, Chief       June 6, 1997
------------------------------------ Operating Officer and
     Bernard A. Girod                Secretary

  /s/ Frank Meredith                 Vice President, Chief            June 6, 1997
------------------------------------ Financial Officer and
     Frank Meredith                  Assistant Secretary
                                     (Principal Financial and
                                     Accounting Officer)

  /s/ Shirley M. Hufstedler          Director                         June 6, 1997
------------------------------------
     Shirley M. Hufstedler

  /s/ Ann McLaughlin                 Director                         June 6, 1997
------------------------------------
     Ann McLaughlin

  /s/ Edward H. Meyer                Director                         June 6, 1997
------------------------------------
     Edward H. Meyer

                                 EXHIBIT INDEX

                                                                  PAGE NUMBER
                                                                      IN
 EXHIBIT                                                         SEQUENTIALLY
 NUMBER                   EXHIBIT DESCRIPTION                    NUMBERED COPY
 -------                  -------------------                    -------------
    1.1* Underwriting Agreement dated        , 1997 among
          Registrant and the Underwriters
    4.1  Restated Certificate of Incorporation of the Company
          (filed as Exhibit 4.1 to Registrant's Form S-3
          Registration Statement No. 33-50683 and incorporated
          herein by reference)
    4.2  By-Laws of the Company (filed as Exhibit 4(b) to
          Registrant's Form S-8 Registration Statement No. 33-
          60236 and incorporated herein by reference)
    4.3* Form of Indenture between Registrant and the Trustee
          relating to the Senior Notes
    5.1* Opinion of Jones, Day, Reavis & Pogue
   23.1  Consent of KPMG Peat Marwick LLP
   23.2* Consent of Jones, Day, Reavis & Pogue (included in
          Exhibit 5.1)
   24.1  Power of Attorney (set forth at page II-4 of this
          Registration Statement)
   25.1  Form T-1 Statement of Eligibility under Trust
          Indenture Act of PNC Bank, National Association

--------
* To be filed by amendment